UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Nevada Gold & Casinos, Inc.
(Name of Issuer)

Common Stock, $0.12 par value per share
(Title of Class of Securities)

64126Q206
(CUSIP Number)

Alan C, Sklar, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 410
Las Vegas, Nevada 89145
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64126Q2061	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Haberkorn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,276,108
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,276,108
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,108
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.		TYPE OF REPORTING PERSON (see instructions) OO**
	**	See Item 4
	1	The percentage reported in this Schedule 13G is based upon 16,210,267 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on September 15, 2014.

CUSIP No. 64126Q2061	13G	Page 3 of 4 Pages

Item 1.
(a)	Name of Issuer Nevada Gold & Casinos, Inc.

(b)	Address of Issuer’s Principal Executive Offices 133 East Warm Springs Road, Suite 102 Las Vegas, Nevada 89119

Item 2.

(a)	Name of Person Filing Stephen Haberkorn

(b)	Address of the Principal Office or, if none, residence P.O. Box 80270 Las Vegas, Nevada 89180-0270

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 64126Q206

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable, this statement is filed pursuant to 13d-1(c).

Item 4.  Ownership.

Mr. Haberkorn has sole voting and dispositive power with respect to 1,276,108 shares of the reported securities as (i) trustee to certain trusts for the benefit of family members; (ii) trustee for a charitable foundation; and (iii) in his personal capacity.

(a)	Amount beneficially owned: 1,276,108

(b)	Percent of class: 7.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,276,108.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 1,276,108.

	(iv)	Shared power to dispose or to direct the disposition of 0.

CUSIP No. 64126Q2061	13G	Page 4 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2014
Date

/s/ Stephen Haberkorn
Signature